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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

HICKS ACQUISITION COMPANY I, INC.
(Name of Issuer)
Shares of Common Stock, par value $0.0001 per share
(Title of Class of Securities)
429086309
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	429086309

1	NAMES OF REPORTING PERSONS HH-HACI GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		13,524,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,524,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,524,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.6%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	429086309

1	NAMES OF REPORTING PERSONS HH-HACI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		13,524,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,524,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,524,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.6%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	429086309

1	NAMES OF REPORTING PERSONS Thomas O. Hicks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		13,524,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,524,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,524,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.6%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”), relating to shares of common stock, par value $0.0001 per share (“Common Stock”) of Hicks Acquisition Company I, Inc., a Delaware corporation (the “Issuer”), 100 Crescent Court, Suite 1200, Dallas, Texas 75201, is being filed with the Securities and Exchange Commission (the “Commission”).
This Schedule 13G is filed on behalf of HH-HACI, L.P., a Delaware limited partnership (“HH LP”), HH-HACI GP, LLC, a Texas limited liability company and general partner of HH LP (“HH LLC”), and Mr. Thomas O. Hicks, the sole member of HH LLC (the “Principal,” together with HH LP and HH LLC, the “Reporting Persons”).
Item 1(a) Name of Issuer.
Hicks Acquisition Company I, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
100 Crescent Court, Suite 1200
Dallas, Texas 75201
Item 2(a) Name of Person Filing.
This statement is filed by HH-HACI, L.P. (“HH LP”), HH-HACI GP, LLC, the general partner of HH LP (“HH LLC”), and Mr. Thomas O. Hicks, the sole member of HH LLC (the “Principal,” together with HH LP and HH LLC, the “Reporting Persons”).
Item 2(b) Address of Principal Business Office, or, if none, Residence.
The business address of the Reporting Persons is 100 Crescent Court, Suite 1200, Dallas, Texas 75201
Item 2(c) Citizenship or Place of Organization.
HH LP is a Delaware limited partnership. HH LLC is a Texas limited liability company. The Principal is a United States citizen.
Item 2(d) Title of Class of Securities.
Securities acquired: shares of common stock, par value $0.0001 per share.
Item 2(e) CUSIP Number.
429086309

Item 3 Reporting Person.
Inapplicable.
Item 4 Ownership.
(a)	The Reporting Persons beneficially own 13,524,000 shares of Common Stock held by HH LP.

(b)
The Reporting Persons are the beneficial owners of 19.6% of the outstanding shares of Common Stock. This percentage is determined by dividing the 13,524,000 shares of Common Stock held by HH LP, by 69,000,000, the number of shares of Common Stock issued and outstanding as of November 13, 2007, as reported in the Issuer’s Form 10-Q filed with the Commission on November 13, 2007.

(c)	Each of the Reporting Persons has the sole power to vote and dispose of the 13,524,000 shares of Common Stock held by HH LP.
Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
Inapplicable.

Exhibits Exhibit 1
Power of Attorney for Thomas O. Hicks.
Exhibit 2
Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

HH-HACI, L.P.
By:	HH-HACI GP, LLC, its general partner

By:	/s/ Joseph B. Armes
Joseph B. Armes on behalf of Thomas O. Hicks, sole member

HH-HACI GP, LLC
By:	/s/ Joseph B. Armes
Joseph B. Armes on behalf of Thomas O. Hicks, sole member

By:	/s/ Joseph B. Armes
Joseph B. Armes on behalf of Thomas O. Hicks

Exhibits Exhibit 1
Power of Attorney for Thomas O. Hicks.
Exhibit 2
Joint Filing Agreement by and among the Reporting Persons.